1-12642

SEC file number 0-21782

02044083

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 7/31/2002

For the month of July 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 31 July 2002

P M GILLARD
SECRETARY

FLETCHER CHALLENGE
FORESTS

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

XYLEM TO SEEK COURT RULING

Fletcher Challenge Forests has been advised by solicitors acting for Xylem Investments that its client is issuing proceedings in relation to the CNIFP purchase proposal to be considered by shareholders on 13 August 2002. Rubicon Limited will be joined as a party.

Xylem has advised that it will seek a Court ruling next week on the question of Rubicon's entitlement to vote on the resolutions to be considered at the shareholders' meeting.

The Company has taken extensive legal advice regarding the voting entitlements of Rubicon Limited and looks forward to a judicial ruling on this matter as soon as possible.

No change to the date or time of the shareholders' meeting is envisaged.

Ends

To:	BUSINESS EDITOR	From:	Paul Gillard Company Secretary FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone: Mobile: Fax:	64-9-571 9846 0274 320 310 64-9-571 9872